

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2015

Via E-mail
Mr. James Sinclair
Chief Executive Officer
Tanzanian Royalty Exploration Corporation
44th Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4

> **Re:** **Tanzanian Royalty Exploration Corporation**
> **Registration Statement on Form F-3**
> **Filed January 13, 2015**
> **File No. 333-201466**

Dear Mr. Sinclair:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you are registering the common shares that may be issued upon conversion of outstanding debentures and exercise of outstanding warrants pursuant to a Securities Purchase Agreement dated December 9, 2014. In addition, we note that you sold $10,000,000 of debentures and warrants for $9,200,000, which is subject to an escrow account. We further note that $1,766,582 has been released to you. Please tell us why you believe that you have a completed private placement for the securities underlying the $7,433,418 proceeds which remain in escrow. In this regard, we note Section 1.6(f) in the Securities Purchase Agreement (filed as Exhibit 99.2 to your Form 6-K filed with the Commission on December 15, 2014), which states that the purchaser "has the right, at its option" to use the escrow amount to prepay debentures then outstanding. For guidance we refer you to Securities Act Forms Compliance and Disclosure Interpretation 116.19.

Risk Factors, page 6

2. Revise your risk factors to discuss the effect(s) that converting the debentures and exercising the warrants could have on existing shareholders. In your revised disclosure, quantify total potential dilution, including amounts issued in lieu of cash interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director